Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 13, 2016

Registration No. 333-203388

June 16, 2016

Final Term Sheet

$225,000,000

5.50% Fixed-to-Floating Rate Subordinated Notes due 2026

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated June 13, 2016 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Bank of the Ozarks, Inc. (the “Company”)

Security:	5.50% Fixed-to-Floating Rate Subordinated Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$225,000,000

Rating:

Kroll: BBB; Egan-Jones: A-

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 16, 2016

Settlement Date (T+5):	June 23, 2016

Final Maturity (if not previously redeemed):	July 1, 2026

Reference Benchmark:	UST 1.625% due May 15, 2026

Benchmark Yield:	1.565%

Spread to Benchmark:	+393.5 bps

Yield to Investors:	5.50%

Coupon:	5.50% per annum, from and including June 23, 2016, to, but excluding, July 1, 2021, payable semi-annually in arrears. From and including July 1, 2021, to, but excluding the maturity date or earlier redemption, a floating per annum rate equal to the then-current three-month LIBOR rate, determined on the determination date of the applicable interest period, provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero, plus 442.5 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on July 1st and January 1st of each year through, but not including, July 1, 2021, and thereafter on April 1st, July 1st, October 1st and January 1st of each year to, but excluding the maturity date or earlier redemption. The first interest payment will be made on January 1, 2017.

Day Count Convention:	30/360 to but excluding July 1, 2021, and, thereafter, on the basis of the actual number of days in the relevant interest period divided by 360.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of July 1, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to July 1, 2021, except that the Company may redeem the Notes at any time, at its option, in whole but not in part, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of Notes—Redemption” in the preliminary prospectus supplement dated June 13, 2016.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriter’s Discount:	1.00%

Proceeds to the Company (after underwriting discount, but before offering expenses):	$222,750,000

Use of Proceeds:	The Company intends to contribute the net proceeds from this offering into its subsidiary bank to fund its expected organic growth, including growth in non-purchased loans and leases, and for general corporate purposes.

CUSIP/ISIN:	063904 AA4 / US063904AA45

Sole Manager:	Sandler O’Neill + Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-203388) (including a base prospectus) and a related preliminary prospectus supplement dated June 13, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.